TSX:IRC                                                                                 NR 05-07

                                                                                         April 18, 2005

INTERNATIONAL ROYALTY CORPORATION

ADOPTS SHAREHOLDER RIGHTS PLAN

DENVER, COLORADO - April 18th, 2005 - International Royalty Corporation

(TSX: IRC) (“IRC”) is pleased to announce the establishment of a shareholder rights plan agreement effective April 18th, 2005. Although the rights plan is effective upon its adoption, in accordance with Toronto Stock Exchange requirements, it will be submitted to the shareholders for ratification at IRC’s annual meeting scheduled to be held on May 26th, 2005.

If the rights plan resolution is ratified and confirmed at the annual meeting, the shareholder rights plan will continue in effect until the earlier of the termination time, as defined in the rights plan, or the date upon which the annual meeting of the holders of common shares terminates in 2008.  If the rights plan resolution is not approved at the meeting, the rights plan will terminate at the end of the meeting.

The rights plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder value in the event of a takeover bid or other acquisition that could lead to the change in control of IRC. It is not intended to deter takeover proposals. The Reporting Issuer believes that the Rights Plan is similar to those adopted by other Canadian companies, is consistent with Canadian corporate practice and addresses guidelines for such plans set out by institutional investors.

Douglas B. Silver, Chairman and CEO of IRC, said “The rights plan is intended to provide time for shareholders to properly assess any takeover bid and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and holding discussions with other potential bidders.”

In making the announcement, IRC is not aware of any pending or threatened takeover initiatives directed at the company.  A copy of the rights plan is available by contacting IRC at info@internationalroyalty.com.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada.  IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas J. Hurst

President and Director

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

International Royalty Corporation

10 Inverness Drive East, Suite 104

Englewood, Colorado USA 80112

Fax: (303) 799-9017

info@internationalroyalty.com

www.internationalroyalty.com